UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

NOTICE OF EXEMPT SOLICITATION

Submitted Pursuant to Rule 14a-6(g)

(Amendment No.   )

1.	Name of the Registrant: Tejon Ranch Company
2.	Name of Person Relying on Exemption: Nitor Capital Management LLC
3.	Address of Person Relying on Exemption: 600 Sylvan Avenue Englewood Cliffs, New Jersey 07632
4.	Written Materials. The following written material is attached: Press Release, dated May 20, 2024

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Written material is submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934. This is not a solicitation of authority to vote any proxy. Nitor Capital Management LLC is not asking for your proxy card and will not accept proxy cards if sent. The cost of this filing is being borne entirely by Nitor Capital Management LLC and its affiliates.

PLEASE NOTE: Nitor Capital Management LLC is not asking for your proxy card and cannot accept your proxy card. Please DO NOT send us your proxy card.

(Written material follows on next page)

Nitor Capital Management Thanks Fellow Stockholders for Sending Clear Message to Tejon Ranch Board

Maintains Voting Results Demonstrate that Stockholders Have Lost Confidence in Current Board’s Stewardship

Calls on Board to Immediately Engage with Nitor Capital Management to Address Widespread Stockholder Concerns

ENGLEWOOD CLIFFS, N.J., May 20, 2024 -- Nitor Capital Management LLC (together with its affiliates, “Nitor Capital Management” or “we”), a significant stockholder of Tejon Ranch Company (NYSE: TRC) (“Tejon Ranch” or the “Company”) which beneficially owns approximately 1.8% of Tejon Ranch’s outstanding shares, today expressed its views on the clear message sent by the Company’s stockholders at the 2024 annual meeting of stockholders held on May 14, 2024 (the “Annual Meeting”).

Nitor Capital Management is grateful to its fellow stockholders for supporting its efforts to send an unequivocal message to Tejon Ranch’s board of directors (the “Board”) that the status quo is unacceptable. We hope that the voting results serve as a wake-up call to the incumbent directors, but at a minimum, we are confident that they represent an important first step towards creating meaningful change at the Company. Notably, each of the directors we targeted – Steven A. Betts, Norman J. Metcalfe, Geoffrey L. Stack and Michael H. Winer – barely received support from more than a majority of the outstanding shares, with each receiving support from only approximately 54% to 58% of the outstanding shares. Additionally, only 49% of the outstanding shares voted in favor of approval of the executive compensation proposal at the Annual Meeting. Clearly this is not a stockholder base satisfied by the current state of affairs at Tejon Ranch.

We believe the voting results at the Annual Meeting demonstrate that stockholders have lost confidence in the current Board’s ability to lead the Company and act in the best interests of stockholders. In our view, a board of directors that has lost the confidence of stockholders, the true owners of a company, no longer deserves to make formative decisions about the future of that company. We also question how the current Board, which has seemingly been content with the Company’s share price being lower today than it was in 1985, could truly be committed to or capable of change that would benefit long-term stockholders. Accordingly, we call on the Board to immediately engage with its stockholders, including Nitor Capital Management, prior to completing the CEO search process or making any other changes to executive management or the Board. We encourage fellow stockholders who share our concerns to let the Company know that they are not supportive of the current Board continuing to make critical decisions about the future leadership of the Company at this time.

Since our initial letter was issued on April 18, 2024, Tejon Ranch’s stock price has increased by over 20%.1 We view the response from the market, together with the voting results at the Annual Meeting, as unmistakable evidence that our views are shared by many stockholders. Given the clear mandate from stockholders that the status quo will no longer be tolerated, we look forward to the Board working constructively with us to deliver value to the Company’s long-suffering stockholders.

1 Calculated based on the closing price of the Company’s stock on April 17, 2024 and May 17, 2024.

However, should the Board fail to adequately address the message sent by stockholders at the Annual Meeting, we are committed to holding the Board accountable and will not hesitate to take any actions that we believe are necessary to ensure that stockholder interests are prioritized in the boardroom.

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About Nitor Capital Management LLC

Nitor Capital Management LLC is an investment management firm based in Englewood Cliffs, New Jersey that manages capital on behalf of institutional and high-net worth investors. The firm manages Nitor Capital LLC, an investment fund that makes long-term, concentrated investments in companies that own unique, high-caliber, businesses and assets.

Contact

David J. Spier

Nitor Capital Management LLC

dspier@nitorcapital.com